DOC ID ----> 202117203638



DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	CERT	COPY
06/22/2021	202117203638	DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG (LCP)	99.00	0.00	0.00	0.00

Receipt

This is not a bill. Please do not remit payment.

RIC D WILLIAMS
1977 FAIRFAX AVE
CINCINNATI, OH 45207

STATE OF OHIO
CERTIFICATE
Ohio Secretary of State, Frank LaRose
4701128

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

WIPROSPER VENTURES, LLC

and, that said business records show the filing and recording of:

Document(s)	Document No(s):
DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG	**202117203638**

Effective Date: 06/21/2021



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 22nd day of June, A.D. 2021.

Ohio Secretary of State

Form 533A Prescribed by:



Toll Free: 877.767.3453 | Central Ohio: 614.466.3910

OhioSoS.gov | business@OhioSoS.gov

File online or for more information: OhioBusinessCentral.gov

Date Electronically Filed: 6/21/2021

Articles of Organization for a Domestic Limited Liability Company

Filing Fee: $99
Form Must Be Typed

CHECK ONLY ONE (1) BOX

(1)	☉ Articles of Organization for Domestic For-Profit Limited Liability Company (115-LCA)	(2)	☐ Articles of Organization for Domestic Nonprofit Limited Liability Company (115-LCA)

Name of Limited Liability Company **WiProsper Ventures, LLC**

(Name must include one of the following words or abbreviations:
"limited liability company", "limited", "LLC", "L.L.C.", "ltd.", or "ltd".)

Optional: Effective Date (MM/DD/YYYY) **6/21/2021** (The legal existence of the limited liability company begins upon the filing of the articles or on a later date specified that is not more than ninety days after filing.)

Optional: This limited liability company shall exist for **PERPETUAL**
Period of Existence

Optional: Purpose

WIPROSPER VENTURES WILL BE A SEC REG A+ CROWDFUNDING PLATFORM THAT FOCUSES ON BUSINESSES THAT BENEFIT INNERCITY INFRASTRUCTURE AND BUILD WEALTH FOR THOSE COMMUNITIES.

** Note for Nonprofit LLCs
The Secretary of State does not grant tax exempt status. Filing with our office is not sufficient to obtain state or federal tax exemptions. Contact the Ohio Department of Taxation and the Internal Revenue Service to ensure that the nonprofit limited liability company secures the proper state and federal tax exemptions. These agencies may require that a purpose clause be provided. **

Original Appointment of Statutory Agent

The undersigned authorized member(s), manager(s) or representative(s) of

WiProsper Ventures, LLC

(Name of Limited Liability Company)

hereby appoint the following to be Statutory Agent upon whom any process, notice or demand required or permitted by statute to be served upon the corporation may be served. The complete address of the agent is:

RIC WILLIAMS

(Name of Statutory Agent)

1311 VINE STREET

(Mailing Address)

CINCINNATI	OH	45202
(Mailing City)	(Mailing State)	(Mailing ZIP Code)

Acceptance of Appointment

The Undersigned, RIC WILLIAMS , named herein as the

(Name of Statutory Agent)

Statutory agent for WiProsper Ventures, LLC

(Name of Limited Liability Company)

hereby acknowledges and accepts the appointment of statutory agent for said limited liability company.

Statutory Agent Signature RICHARD WILLIAMS

(Individual Agent's Signature / Signature on Behalf of Business Serving as Agent)

By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.

Required

Articles and original appointment of agent must be signed by a member, manager or other representative.

If the authorized representative is an individual, then they must sign in the "signature" box and print his/her name in the "Print Name" box.

If the authorized representative is a business entity, not an individual, then please print the entity name in the "signature" box, an authorized representative of the business entity must sign in the "By" box and print his/her name and title/authority in the "Print Name" box.

RIC WILLIAMS	
Signature	
RIC WILLIAMS	
By (if applicable)	
Print Name	
Signature	
By (if applicable)	
Print Name	
Signature	
By (if applicable)	
Print Name	